U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 1-U

CURRENT REPORT PURSUANT TO REGULATION A

DATE OF REPORT: July 16, 2025

Gratus Capital Properties Fund III, LLC
(the “Company”)

Commission File No. 024-11552

EIN No. 85-4126748

Delaware

(State of other jurisdiction of incorporation or organization)

718 Washington Ave N,

Suite 400

Minneapolis, MN 55401

Office: (651) 999-5344

Email: hello@gratusfunds.com

Class A and Class B Interests

(Issued pursuant to Regulation A)

ITEM 9. Other Events

Investment in Oakdale Flats

On July 10, 2025, the Company invested $1,887,271.75 in cash to acquire an interest in Enclave R&R Manager, LLC, a North Dakota limited liability company formed to participate in the development of a multifamily and townhome residential community located at 7701 3rd St N, Oakdale, Minnesota.

The project will be developed on approximately 9.10 acres and will include 262 apartment units and 112 rental townhomes. Construction is expected to begin in Spring 2025 and be completed by Spring 2027. Through this investment, the Company indirectly owns approximately 4.9% of the overall project. In connection with the investment, the Company also paid a $17,795.39 guaranty fee to Enclave Development LLC. This fee was not part of the Company’s equity investment.

Safe Harbor Statement

This Current Report on Form 1-U contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (the “Securities Act”) and Section 21E of the Securities Exchange Act of 1934. You can identify these forward-looking statements by the use of words such as “outlook,” “believes,” “expects,” “potential,” “continues,” “may,” “will,” “should,” “could,” “seeks,” “projects,” “predicts,” “intends,” “plans,” “estimates,” “anticipates” or the negative version of these words or other comparable words. Such forward-looking statements are subject to various risks and uncertainties, including those described under the section entitled “Risk Factors” in our Offering Statement on Form 1-A, filed with the Securities and Exchange Commission (“SEC”), as such factors may be updated from time to time in our periodic filings and prospectus supplements filed with the SEC, which are accessible on the SEC’s website at www.sec.gov. Accordingly, there are or will be important factors that could cause actual outcomes or results to differ materially from those indicated in these statements. These factors should not be construed as exhaustive and should be read in conjunction with the other cautionary statements that are included in our filings with the SEC. We undertake no obligation to publicly update or review any forward-looking statement, whether as a result of new information, future developments or otherwise, except as required by law.

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SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Gratus Capital Properties Fund III LLC

/s/ Jason Weimer
By: Jason Weimer
Manager of GCPF Management LLC
Manager

/s/ Robert Barlau
By: Robert Barlau
Manager of GCPF Management LLC
Manager

Pursuant to the requirements of Regulation A, this report has been signed below by the following persons on behalf of the issuer and in the capacities and on the dates indicated.

Gratus Capital Properties Fund III LLC

/s/ Jason Weimer
By: Jason Weimer
Manager of GCPF Management LLC
Manager

/s/ Robert Barlau
By: Robert Barlau
Manager of GCPF Management LLC
Manager

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